               As filed with the Securities Exchange Commission on November 28, 2000
                                                                                   File No. 001-06085
=====================================================================================================

                                  SECURITIES AND EXCHANGE COMMISSION
                                        Washington, D.C. 20549

                                            SCHEDULE 13E-3
                                   RULE 13e-3 TRANSACTION STATEMENT
                  (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                                        -----------------------


                                               IBP, inc.
                                           (Name of Issuer)

                                        -----------------------

                                               IBP, inc.
                                     Rawhide Holdings Corporation
                                    Rawhide Acquisition Corporation
                                DLJ Merchant Banking Partners III, L.P.
                                    DLJ Offshore Partners III, C.V.
                                        DLJMB Funding III, Inc.
                                           DLJ ESC II, L.P.
                                    Archer-Daniels-Midland Company
                                          Robert L. Peterson
                                            Richard L. Bond
                                  (Name of Persons Filing Statement)

                                              -----------

                                Common Stock, par value $0.05 per share
                                    (Title of Class of Securities)

                                               449223106
                                 (CUSIP Number of Class of Securities)


       Robert L. Peterson                  Thompson Dean                 David Smith, Esq.
            IBP, inc.             DLJ Merchant Banking III, Inc.   Archer-Daniels-Midland Company
     800 Stevens Port Drive               277 Park Avenue               4666 Faries Parkway
Dakota Dunes, South Dakota 57049        New York, NY 10172               Decatur, IL 62525
         (605) 235-2061                   (212) 892-3000                   (217) 424-6183


          (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                     Communications on Behalf of the Persons Filing Statement)


=====================================================================================================


                                              Copies To:


     Sheila B. Hagen, Esq.                      Randall H. Doud                George R. Bason, Jr.
           IBP, inc.               Skadden, Arps, Slate, Meagher & Flom LLP   Davis Polk & Wardwell
     800 Stevens Port Drive                      4 Times Square                450 Lexington Avenue
Dakota Dunes, South Dakota 57049            New York, New York 10036         New York, New York 10017
         (605) 235-2061                                                            (212) 450-4340


                 Seth Kaplan, Esq.                                             James E. Nicholson
          Wachtell, Lipton, Rosen & Katz                                       Faegre & Benson LLP
                51 West 52nd Street                                          2200 Wells Fargo Center
             New York, New York 10019                                        90 South Seventh Street
                  (212) 892-3000                                              Minneapolis, MN 55402

                                           -----------------------

This statement is filed in connection with (check the appropriate box):

 a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule
        13e-3(c) under the Securities Exchange Act of 1934.
 b. [ ] The filing of a registration statement under the Securities Act of 1933.
 c. [ ] A tender offer.
 d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                           CALCULATION OF FILING FEE

             ====================================================
               Transaction Valuation       Amount of Filing Fee
             ----------------------------------------------------
                  $2,374,594,896*               $474,919**
             ====================================================

* For purposes of calculation of fee only, this amount is based on (i) 105,610,334 shares (the number of shares of Common Stock of IBP, inc. outstanding as of November 1, 2000 ("Common Stock")) multiplied by $22.25, the cash consideration per share plus (ii) $24,764,965, the aggregate amount anticipated to be paid to certain persons holding options to acquire shares of common stock in consideration of cancellation of such options (assuming an aggregate of 3,573,588 options are cancelled in exchange for cash in the transaction).

** The amount of the filing fee calculated in accordance with Exchange Act Rule 0-11 equals 1/50th of 1% of the value of the securities proposed to be acquired.

     [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offering fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


Amount Previously Paid: $474,919                   Filing Party: IBP, inc.
Form or Registration No.: Preliminary Schedule     Date Filed: November 28, 2000
                          14A Proxy Statement

===============================================================================

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by: (1) IBP, inc., a Delaware corporation (the "Company"), (2) Rawhide Holdings Corporation, a Delaware corporation ("Rawhide Holdings"), (3) Rawhide Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Rawhide Holdings ("Rawhide Acquisition"), (4) DLJ Merchant Banking Partners III, L.P. ("DLJMB"), a Delaware limited partnership, DLJ Offshore Partners III, C.V. ("Offshore"), a Netherlands Antilles limited partnership, DLJMB Funding III, Inc. ("Funding"), a Delaware corporation, and DLJ ESC II L.P. ("ESC II"), a Delaware limited partnership (collectively, excluding the Company, the "DLJ Entities"), (5) Archer-Daniels-Midland Company, a Delaware corporation ("ADM"), (6) Robert L. Peterson ("Peterson"), Chairman and Chief Executive Officer of the Company, and (7) Richard L. Bond ("Bond"), Chief Operating Officer of the Company. The preceding persons are collectively referred to herein as the "Filing Persons".

     This Statement relates to an Agreement and Plan of Merger dated as of October 1, 2000, (the "Merger Agreement"), among the Company, Rawhide Holdings and Rawhide Acquisition, pursuant to which Rawhide Acquisition will merge with and into the Company (the "Merger"), with the Company as the surviving entity. In the Merger, each outstanding share of common stock, par value $0.05 per share ("Common Stock"), of the Company will be converted, without any action on the part of the shareholders, into the right to receive $22.25 in cash per share (other than shares held by shareholders who properly demand appraisal rights with respect to such shares). Options and restricted stock awards will be treated as described more fully in the Proxy Statement (as defined below). Any shares of the Company held by the Company, Rawhide Holdings or Rawhide Acquisition will be canceled without payment being made therefor.

     Concurrently with the filing of this Schedule 13E-3, the Company is filing with the Securities and Exchange Commission a proxy statement (the "Proxy Statement") under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the special meeting of stockholders of the Company at which the stockholders of the Company will consider and vote upon, among other things, a proposal to approve and adopt the Merger Agreement and authorize the Merger.

     A copy of the Proxy Statement is attached hereto as Exhibit (a)(1), a copy of the Merger Agreement is attached as Annex A to the Proxy Statement. All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Exchange Act.

     The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference. All information in, or incorporated by reference in, this Schedule 13E-3 concerning the Company, Peterson and Bond has been supplied by the Company, all information concerning the DLJ Entities has been provided by the DLJ Entities and all information concerning ADM has been provided by ADM. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

Item 1. Summary Term Sheet.

     Item 1001

     The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet", "Questions and Answers About the Merger" and "Questions and Answers About the Special Meeting" is incorporated herein by reference.

Item 2. Subject Company Information.

     Item 1002

     (a) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet--The Companies" and "Who Can Help Answer Your Questions" is incorporated herein by reference.

     (b) The information contained in the section of the Proxy Statement entitled "Information Concerning the Special Meeting--Record Date and Quorum Requirements" is incorporated herein by reference.

     (c)-(d) The information contained in the section of the Proxy Statement entitled "Common Stock Market Price and Dividend Information" is incorporated herein by reference.

     (e)  Not applicable.

     (f) The information contained in the sections of the Proxy Statement entitled "Common Stock Purchase Information--Purchases by IBP", "Common Stock Purchase Information--Purchases by DLJMB", "Common Stock Purchase Information--Purchases by ADM" and "Common Stock Purchase Information--Purchases by Executive Officers and Directors" is incorporated herein by reference.

Item 3. Identity and Background of Filing Persons.

     Item 1003

     (a) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet--The Companies","Current Executive Officers and Directors of IBP", "Management of IBP Following the Merger", "Security Ownership of Certain Beneficial Owners and Management", "Rawhide Entities and DLJMB" and "Archer-Daniels-Midland Company" is incorporated herein by reference.

     (b) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet--The Companies","Current Executive Officers and Directors of IBP", "Management of IBP Following the Merger", "Rawhide Entities and DLJMB" and "Archer-Daniels-Midland Company" is incorporated herein by reference.

     (c)(1)-(5) The information contained in the sections of the Proxy Statement entitled "Current Executive Officers and Directors of IBP", "Management of IBP Following the Merger", "Rawhide Entities and DLJMB" and "Archer-Daniels-Midland Company" is incorporated herein by reference.

Item 4. Terms of the Transaction.

     Item 1004

     (a)(1)   Not applicable.

     (a)(2) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet", "Questions and Answers About the Merger", "Questions and Answers About Voting at the Special Meeting", "Information Concerning the Special Meeting--Vote Required", "Special Factors--Background of the Merger", "Special Factors--Recommendation of the Special Committee and Board of Directors; Purpose and Reasons for the Merger", "Special Factors--Purpose of Rawhide Holdings and DLJMB; Reasons for and Structure of the Merger", "Special Factors--Position of Rawhide Holdings and DLJMB", "Special Factors--Interests of Certain Persons in the Merger; Certain IBP Benefit Plans; and Continued Ownership of IBP After the Merger", "Special Factors--Transactions Immediately Prior to the Merger", "Special Factors--Consequences of the Merger" and "Special Factors--Material Federal Income Tax Consequences" is incorporated herein by reference.

     (c) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet", "Questions and Answers About the Merger", "Information Concerning the Special Meeting--Voting Agreement", "Special Factors--Interests of Certain Persons in the Merger; Certain IBP Benefit Plans; and Continued Ownership of IBP After the Merger", "Special Factors--Transactions Immediately Prior to the Merger", "Special Factors--Consequences of the Merger", "Special Factors--Plans for IBP After the Merger", "Special Factors--Financing; Source of Funds", "The Merger Agreement", "The Voting Agreement" and "Management of IBP Following the Merger" is incorporated herein by reference.

     (d) The information contained in the section of the Proxy Statement entitled "Appraisal or Dissenters' Rights" and in Appendix D to the Proxy Statement, "Appraisal or Dissenter's Rights Provisions" is incorporated herein by reference.

     (e) The information contained in the section of the Proxy Statement entitled "Where You Can Find More Information" is incorporated herein by reference. Except as described in such section of the Proxy Statement, the Filing Persons have made no provisions in connection with this transaction to grant unaffiliated security holders access to the respective corporate files of such Filing Persons or to obtain counsel or appraisal services at the expense of such Filing Persons.

     (f)  Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     Item 1005

     (a)(1)-(2) The information contained in the section of the Proxy Statement entitled "Special Factors--Background of the Merger" is incorporated herein by reference.

     (b) The information contained in the sections of the Proxy Statement entitled "Special Factors--Background of the Merger", "Interests of Certain Persons in the Mergers" and "The Merger Agreement", "Archer-Daniels-Midland Company" is incorporated herein by reference.

     (c) The information contained in the sections of the Proxy Statement entitled "Special Factors--Background of the Merger" "Special Factors--Purpose of Rawhide Holdings and DLJMB; Reasons for and Structure of the Merger", "Special Factors--Interests of Certain Persons in the Merger; Certain IBP Benefit Plans; and Continued Ownership of IBP After the Merger", "Special Factors--Plans for IBP After the Merger", "Rawhide Entities and DLJMB-Past Contacts, Transactions or Negotiations; Common Stock Ownership" and "Archer-Daniels-Midland Company" is incorporated herein by reference.

     (e) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet", "Questions and Answers About the Merger", "Information Concerning the Special Meeting--Voting Agreement", "Special Factors--Interests of Certain Persons in the Merger; Certain IBP Benefit Plans; and Continued Ownership of IBP After the Merger", "Special Factors--Transactions Immediately Prior to the Merger", "Special Factors--Consequences of the Merger", "Special Factors--Plans for IBP After the Merger", "Special Factors--Financing; Source of Funds", "The Merger Agreement", "The Voting Agreement", "Rawhide Entities and DLJMB-Past Contacts, Transactions or Negotiations; Common Stock Ownership" and "Archer-Daniels-Midland Company" is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

     Item 1006

     (b) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet", "Special Factors--Consequences of the Mergers", "Special Factors--Plans for IBP After the Merger" and "The Merger Agreement" is incorporated herein by reference.

     (c)(1)-(8) The information contained in the sections of the Proxy Statement entitled "Special Factors--Background of the Merger", "Special Factors--Plans for IBP after the Merger", "Special Factors--Consequences of the Merger", "The Merger Agreement", "Common Stock Market Price and Dividend Information" and "Management of IBP following the Merger" is incorporated herein by reference.

 Item 7. Purposes, Alternatives, Reasons and Effects.

     Item 1013

     (a)-(c) The information contained in the sections of the Proxy Statement entitled "Special Factors--Background of the Merger", "Special Factors--Recommendation of the Special Committee and Board of Directors; Purpose and Reasons for the Merger", "Special Factors--Benefits and Detriments of the Merger to IBP and IBP's Shareholders", "Special Factors--Purpose of Rawhide Holdings and DLJMB; Reasons for and Structure of the Merger" and "Special Factors--Position of Rawhide Holdings and DLJMB" is incorporated herein by reference.

     (d) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet", "Questions and Answers About the Merger", "Special Factors--Recommendation of the Special Committee and Board of Directors; Purpose and Reasons for the Merger", "Special Factors--Benefits and Detriments of the Merger to IBP and IBP's Shareholders", "Special Factors--Purpose of Rawhide Holdings and DLJMB; Reasons for and Structure of the Merger" and "Special Factors--Position of Rawhide Holdings and DLJMB", "Special Factors--Interests of Certain Persons in the Merger; Certain IBP Benefit Plans; and Continued Ownership of IBP After the Merger, "Special Factors--Consequences of the Merger", "Special Factors--Plans for IBP After the Merger" and "Special Factors--Material Federal Income Tax Consequences" is incorporated herein by reference.

Item 8. Fairness of the Transaction.

     Item 1014

     (a), (b) The information contained in the sections of the Proxy
              Statement entitled "Summary Term Sheet--Voting Agreement", "Special Factors--Background of the Merger", "Special Factors--Recommendation of the Special Committee and Board of Directors; Purpose and Reasons for the Merger", "Special Factors--Benefits and Detriments of the Merger to IBP and IBP's Shareholders", "Special Factors--Opinion of the Financial Advisor for the Special Committee", "Special Factors--Purpose of Rawhide Holdings and DLJMB; Reasons for and Structure of the Merger" and "Special Factors--Position of Rawhide Holdings and DLJMB" is incorporated herein by reference.

     (c) The information contained in the section of the Proxy Statement entitled "Information Concerning the Special Meeting--Vote Required" is incorporated herein by reference.

     (d) The information contained in the sections of the Proxy Statement entitled "Questions and Answers About the Merger--Why Was the Special Committee Formed?", "Special Factors--Background of the Merger"

          "Special Factors--Recommendation of the Special Committee and Board of Directors; Purpose and Reasons for the Merger," and "Special Factors--Opinion of Financial Advisor for the Special Committee" is incorporated herein by reference.

     (e) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet--Recommendations of IBP's Board of Directors and the Special Committee" and "Special
          Factors--Recommendation of the Special Committee and Board of Directors; Purpose and Reasons for the Merger" is incorporated herein by reference.

      (f) The information contained in the section of the Proxy Statement entitled "Special Factors--Background of the Merger" is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations.

     Item 1015

     (a)-(c) The information contained in the sections of the Proxy Statement entitled "Special Factors--Background of the Merger" and "Special Factors--Opinion of Financial Advisor for the Special Committee" and in Appendix C to the Proxy Statement is incorporated herein by reference.

 Item 10. Source and Amounts of Funds or Other Considerations.

     Item 1007

     (a), (b) The information contained in the section of the Proxy
              Statement entitled "Summary Term Sheet--Financing; Source of Funds" and "Special Factors--Financing; Source of Funds" and in Exhibits (b)(1) and (b)(2) of this Schedule 13E-3 is incorporated herein by reference.

     (c) The information contained in the section of the Proxy Statement entitled "Special Factors--Fees and Expenses" is incorporated herein by reference.

     (d)(1)-(2) The information contained in the section of the Proxy Statement entitled "Summary Term Sheet--Financing; Source of Funds" and "Special Factors--Financing; Source of Funds" and in Exhibits (b)(1) and (b)(2) of this Schedule 13E-3 is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

     Item 1008

     (a) The information contained in the section of the Proxy Statement entitled "Common Stock Purchase Information", "Security Ownership of Certain Beneficial Owners and Management", "Rawhide Entities and DLJMB" and "Archer-Daniels-Midland Company" is incorporated herein by reference.

     (b) The information contained in the sections of the Proxy Statement entitled "Common Stock Purchase Information--Recent Transactions", "Rawhide Entities and DLJMB--Past Contacts, Transactions or Negotiations; Common Stock Ownership" and "Archer-Daniels-Midland Company" is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

     Item 1012

     (d) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet-Transactions Immediately Prior to the Merger", "Summary Term Sheet--Voting Agreement", "Questions and Answers About the Merger", "Information Concerning the Special Meeting--Vote Required", "Information Concerning the Special Meeting--Voting Agreement", "Special Factors--Background of the Merger", "Special Factors--Recommendation of the Special Committee and Board of Directors; Purpose and Reasons for the Merger", "Special Factors-Transactions Immediately Prior to the Merger" and "Voting Agreement" is incorporated herein by reference.

     (e) The information contained in the section of the Proxy Statement entitled "Special Factors--Recommendation of the Special Committee and Board of Directors; Purpose and Reasons for the Merger" is incorporated herein by reference.

Item 13. Financial Statements.

     Item 1010

     (a) The information contained in the section of the Proxy Statement entitled "Selected Historical Consolidated Financial Data" is incorporated herein by reference. In addition, the financial information referenced therein is incorporated herein by reference.

     (b)  Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

     Item 1009

     (a), (b) The information contained in the section of the Proxy
              Statement entitled "Information Concerning the Special Meeting--Proxy Solicitation" is incorporated herein by reference.

Item 15. Additional Information.

     Item 1011

     (b) The information contained in the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

Item 16. Exhibits.

     Item 1016

     (a)(1) Form of Proxy Card, filed with the Securities and Exchange Commission along with the Proxy Statement filed with the Securities and Exchange Commission on November 28, 2000.1

--------
     1 Incorporated by reference to the Proxy Statement filed by IBP, Inc. on November 28, 2000.

     (a)(2)   Press Release of IBP, inc. dated October 2, 2000.2

     (b)(1) Commitment Letter dated October 1, 2000, between DLJ Capital Funding, Inc. and DLJ Merchant Banking III, Inc. (including term sheet).

     (b)(2) Commitment Letter dated October 1, 2000, between DLJ Bridge Finance, Inc. and DLJ Merchant Banking III, Inc. (including term sheet).

     (c)(1)   Fairness Opinion of J.P. Morgan Securities Inc. dated
              October 1, 2000 attached as Appendix C to the Proxy Statement.1

     (c)(2) Presentation of J.P. Morgan Securities Inc. to the Special Committee of Board of Directors dated October 1, 2000.

     (d)(1) Agreement and Plan of Merger, dated as of October 1, 2000, among Rawhide Holdings, Rawhide Acquisition and IBP, attached as Appendix A to the Proxy Statement.1

     (d)(2) Voting Agreement, dated as of October 1, 2000, among Rawhide Holdings, Rawhide Acquisition, Booth Creek Partners, Jeffrey J. Joyce and Archer-Daniels-Midland Company, attached as Appendix B to the Proxy Statement.1

     (d)(3) Letter Agreement dated as of October 1, 2000 among DLJ Merchant Banking III, Inc., Archer-Daniels-Midland Company, Booth Creek Partners Limited III, LLLP and Jeffrey J. Joyce.3

     (f) Section 262 of the Delaware General Corporation Law, attached as Appendix D to the Proxy Statement.1

     (g)      Not applicable.

--------
     2 Incorporated by reference to the Current Report on Form 8-K filed by IBP, inc. on October 2, 2000.

     3 Incorporated by reference to the Schedule 13D filed on October 11, 2000 by Rawhide Holdings Corporation, Rawhide Acquisition Corporation and the DLJ Entities named therein, in relation to IBP, inc.

                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: November 28, 2000   IBP, INC.


                           By: /s/ Richard L. Bond
                              ----------------------------------
                           Name:  Richard L. Bond
                           Title: President & COO


                           RAWHIDE HOLDINGS CORPORATION

                           By: /s/ Ari Benacerraf
                              ----------------------------------
                           Name:  Ari Benacerraf
                           Title: President


                           RAWHIDE ACQUISITION CORPORATION

                           By: /s/ Ari Benacerraf
                              ----------------------------------
                           Name:  Ari Benacerraf
                           Title: President


                           DLJ MERCHANT BANKING PARTNERS III, L.P.
                           By DLJ Merchant Banking III, Inc., as managing
                              general partner

                           By: /s/ Ivy Dodes
                              ----------------------------------
                           Name:  Ivy Dodes
                           Title: General Counsel


                           DLJ OFFSHORE PARTNERS III, C.V., a Netherlands
                             Antilles Limited Partnership
                           By DLJ Merchant Banking III, Inc., as general partner

                           By: /s/ Ivy Dodes
                              ----------------------------------
                           Name:  Ivy Dodes
                           Title: General Counsel


                           DLJMB FUNDING III, INC.

                           By: /s/ Ivy Dodes
                              ----------------------------------
                           Name:  Ivy Dodes
                           Title: General Counsel


                           DLJ ESC II L.P.
                           By DLJ LBO Plans Management Corporation,
                              as general partner

                           By: /s/ Ivy Dodes
                              ----------------------------------
                           Name:  Ivy Dodes
                           Title: General Counsel

                           ARCHER-DANIELS-MIDLAND COMPANY

                           By: /s/ D.J. Smith
                              ----------------------------------
                           Name:  D.J. Smith
                           Title: Vice President and Secretary


                           ROBERT L. PETERSON

                          /s/ Robert L. Peterson
                           -------------------------------------


                           RICHARD L. BOND

                           /s/ Richard L. Bond
                           -------------------------------------